

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

July 3, 2019

Vicki Hollub
President and Chief Executive Officer
Occidental Petroleum Corporation
5 Greenway Plaza – Suite 110
Houston, Texas 77046

> **Re: Occidental Petroleum Corporation**
> **PREC14A preliminary revocation solicitation statement on Schedule 14A**
> **Filed on July 2, 2019 by Occidental Petroleum Corporation**
> **File No. 001-09210**

Dear Ms. Hollub,

We have reviewed the above-captioned filing, and have the following comments. Some of our comments may ask for additional information so that we may better understand the disclosure.

Please respond to this letter by amending the filing and/or by providing the requested information. If you do not believe our comments apply to your facts and circumstances, and/or do not believe an amendment is appropriate, please tell us why in a written response.

After reviewing any amendment to the filing and any information provided in response to these comments, we may have additional comments.

Schedule 14A

1. The legend required by Rule 14a-6(e)(1) regarding identification of the proxy statement as "preliminary" similarly should appear on the first page of the proxy statement, as defined in Rule 14a-1(g), as distinguished from correspondence to shareholders. The correspondence to shareholders is not required to be disclosed in the instant filing under Rule 14a-101. Please revise the proxy statement, in Amendment No. 1, in light of the permissibility under Rule 14a-3(a) for the registrant to lawfully solicit while using a preliminary proxy statement.

2. Please advise us, with a view toward revised disclosure, how the registrant complied with Item 6(b) regarding the record date or absence thereof. To the extent the right to give the solicited request is not considered a vote or consent, please advise us of the basis for that conclusion and any criteria to be used in determining who is eligible to give the request.

Form of Revocation Card

3. Please advise us, how the registrant complied with Rule 14a-4(e). At present, it appears as though the registrant has only attempted to comply by representing in bold typeface that any previously executed requests will be revoked unless the shareholder has specified otherwise.

4. Please advise us, with a view toward revised disclosure, of the purpose of the representation in bold typeface that successful execution of the revocation card will be "deemed to have revoked" any previously executed written requests. Alternatively, please revise to make clear, if true, that a properly signed and dated revocation card will revoke a previously executed written request without further qualification.

Effect of the White Revocation Card, page 9

5. Please advise of the necessity of using the formulation "deemed to have requested" on page 10, or revise to remove the implication that an interpretive or other assessment must be first undertaken before an executed written request will be treated as an unqualified request.

6. Please refer to the following formulation on page 10: "…or deemed revoked by a reduction in the number of shares that you hold…" Please revise to remove the implication that a simple reduction in the amount of shares held will result in a written request being entirely revoked instead of partially revoked in proportion to the amount of shares no longer held.

We remind you that the registrant is responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact me at (202) 551-3266 with any questions.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers & Acquisitions

cc: Faiza J. Saeed